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                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C.  20549




                                                              FORM 8-A


                                          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                                               PURSUANT TO SECTION 12(b) OR (g) OF THE
                                                   SECURITIES EXCHANGE ACT OF 1934

                                                      UNION CAMP CORPORATION
                                       (Exact name of registrant as specified in its charter)


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Virginia                                                                   13-5652423
(State of incorporation or organization)                                   (IRS Employer
                                                                           Identification No.)



1600 Valley Road, Wayne, New Jersey                                        07470
(Address of principal executive offices)                                   (Zip Code)
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                                  Securities to be registered pursuant to Section 12(b) of the Act:



Title of each class                                         Name of each exchange on which
to be so registered                                         each class is to be registered

Rights to Purchase Shares                                   New York Stock Exchange
of Series A Junior Participating                            Pacific Stock Exchange
Preferred Stock, par value
$1.00 per share.

                                  Securities to be registered pursuant to Section 12(g) of the Act:

                                                               None
                                                          (Title of Class)
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Item 1.  Description of Securities to be Registered


          On November 28, 1995, the Board of Directors of Union Camp Corporation, a corporation organized under the laws of Virginia (the "Company"), declared a dividend distribution as of the Close of Business on
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February 26, 1996, of one Right for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company to stockholders of record at the Close of Business on February 15, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock") at a price (the "Purchase Price") of $175 per one-thousandth of a share of Preferred Stock (such fraction, the "Preferred Stock Fraction"), subject to adjustment. The Purchase Price shall be paid, at the option of the holder, in cash or by certified bank check or money order payable to the order of the Company, or shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent. The term "Close of Business" means 5:00 p.m., New York City time.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a dis-tribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons other than Exempt Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 Business Days (or such later date as may be determined by the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

          Exempt Person means (x) any Person who would otherwise be an Acquiring Person, whom the Board of Directors of the Company determines in good faith has become such inadvertently (including, without limitation, because (A) such person was unaware that he or it beneficially owned a percentage of Common Stock that would otherwise cause such person to be an Acquiring Person or (B) such Person was aware of the extent of his or its beneficial ownership but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement) and if such person, either prior to or as promptly as practicable after being advised of such determination, divests himself or itself of beneficial ownership of a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person, in which case such person shall not be deemed to be or to have become an Acquiring Person for any purposes of the Rights Agreement or (y) any Person designated as an Exempt Person by the Board of Directors pursuant to an amendment to the Rights Agreement described below.

          The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on February 26, 2006, unless earlier redeemed by the Company as described below.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the
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Close of Business on the Distribution Date, and thereafter such separate
Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that, at any time following the Distribution Date, a person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (other than pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the directors of the Company, who are not affiliated with such Acquiring Person, determine to be fair to, and otherwise in the best interests of, stockholders), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Alternatively, if the Rights become exercisable as set forth in this paragraph, the Company by action of the majority of its Board of Directors may provide that each Right shall be exchanged for one share of Common Stock upon the surrender to the Company of the Rights so exercised and without other payment of the Purchase Price; provided that the Board of Directors shall not be able to effect such exchange at any time after any Person (other than the Company or certain other related parties), together with all Affiliates and Associates of such Person, beneficially own 50% or more of the shares of Common Stock then outstanding. The only right of a holder of Rights following the Company's election to provide for such exchange shall be to receive the above-described securities. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          For example, at an exercise price of $175 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to pur-chase $350 worth of Common Stock (or other consideration, as noted above) for $175. Assuming that the Common Stock had a per share value of $70 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $175. Alternatively, the Company could permit the holder to surrender each Right in exchange for one share of Common Stock (with a value of $70) without the payment of any consideration other than the surrender of the Right.

          In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger described in the second preceding paragraph), (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, (iii) the Company is a partner to a statutory share exchange with any person after which the Company is a subsidiary of any other person or (iv) 50% or more of the Company's assets or earning power is sold or transferred (except with respect to clauses (i) and (ii) and (iii), a merger or consolidation (a) which follows an offer described in the second preceding paragraph and (b) in which the amount and form of consideration is the same as was paid in such offer), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to twice the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."
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          The Purchase Price payable, and the number of Preferred Stock
Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock or other capital stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or other capital stock or convertible securities at less than the current market price of the Preferred Stock or other capital stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of one-one thousandth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          At any time prior to the earlier of (i) the date on which a Section 11(a)(ii) Event occurs and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $0.001 per Right, payable in cash or securities or both (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          Other than those provisions relating to the principal economic terms, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to designate as an Exempt Person any person who (A) is permitted to report beneficial ownership of securities (including Common Stock) on Schedule 13G promulgated under the Securities Exchange Act of 1934, as amended and (B) to the extent required by the Board of Directors of the Company (i) agrees to reduce its beneficial ownership below 15% in a manner satisfactory to the Board of Directors of the Company and does so reduce its beneficial ownership or (ii) agrees to such conditions to retaining beneficial ownership as the Board of Directors of the Company (in its sole discretion) deems necessary or advisable (which designation shall be deemed not to adversely affect the interests of the holders of Rights Certificates), and to make such other changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

          As of January 31, 1996 there were 69,118,273 shares of Common Stock outstanding, 0 shares in the treasury, and 4,854,157 shares reserved for issuance under stock option plans. Each outstanding share of Common Stock on
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February 15, 1996 will receive one Right.  As long as the Rights are attached to the shares of Common Stock and in certain other limited circumstances, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached rights. 125,000 shares of Preferred Stock will initially be reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

          The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibits the Articles of Amendment of the Articles of Incorporation of Union Camp Corporation, setting forth the terms of the Preferred Stock, the form of Rights Certificate and the form of Summary of Rights to Purchase Preferred Shares, is attached hereto as an Exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such Exhibit.

Item 2.  Exhibits.

     (1) Form of Rights Agreement, dated as of January 25, 1996, between Union Camp Corporation and The Bank of New York, which includes as Exhibit A the Articles of Amendment of the Articles of Incorporation of Union Camp Corporation, setting forth the terms of the Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights certificates will not be mailed until after the earlier of (i) the tenth day after the Stock Acquisition Date or
          (ii) the tenth business day (or such later date as may be determined by the Company's Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person or group, if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding Common Stock.
                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            UNION CAMP CORPORATION



Date:  February 19, 1996    By  /s/ Dirk R. Soutendijk
                            Name:  Dirk R. Soutendijk, Esq.
                            Title: Vice President, General Counsel
                                    and Secretary